Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
West Pharmaceutical Services, Inc.:

We consent to the incorporation by reference in the registration statements on Form S-8 filed by West Pharmaceutical Services, Inc. on December 29, 2010 (File No. 333-171453) of our report dated June 26, 2012, with respect to the statements of net assets available for benefits of the Tech Group Puerto Rico, Inc. Savings and Retirement Plan as of December 31, 2011 and 2010, the related statements of changes in net assets available for benefits for the years ended December 31, 2011 and 2010, and the related supplemental schedule of assets (held at end of year) as of December 31, 2011, which report appears in the December 31, 2011 annual report on Form 11-K of the Tech Group Puerto Rico, Inc. Savings and Retirement Plan.

/s/Fischer Cunnane & Associates Ltd
Fischer Cunnane & Associates Ltd
Certified Public Accountants

West Chester, Pennsylvania
June 26, 2012